May 11, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (317) 684-5131

James L. Saner, Sr.
Chairman of the Board, President and Chief Executive Officer
Mainsource Financial Group, Inc.
201 North Broadway
Greensburg, Indiana 47240

Re:	Mainsource Financial Group, Inc.
	Form S-3 filed April 12, 2005
	File No. 333-124018

Dear Mr. Saner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Prospectus Summary

2. All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the last sentence of the first paragraph of the summary. Please delete.

3. The summary should not include a lengthy description of the company`s strengths and business strategy. There is a certain amount of repetitiveness in the Summary section. Please revise to eliminate all unnecessary repetition.

4. To the extent that you discuss your competitive strengths and business strategy in your summary, you should balance this disclosure with a discussion of the shortcomings and risks of implementing that strategy. Please revise.

5. We note your discussion at the end of the Business Strategy section your discussion of increases in non-interest income.
Please
revise to balance this with disclosure of the corresponding increases in non-interest expenses.

Risk Factors

6. Please change the formatting of each subheading in this section in order to set off the subheadings from the text of the risk factors.

Use of Proceeds

7. Please revise to clarify the reference to short-term indebtedness.


Form 10-K for the year ended December 31, 2004

Item 1 - Business

8. In future filings, please give a brief description of the economic area in which you do business. For example, describe the nature of employment in the area, give population figures, and describe any material changes in these factors.

9. In future filings, provide a discussion of your loan portfolio, including disclosure of the following matters:

		- the characteristics and underwriting criteria for each
loan type
- the risks attaching to each type of loan and the risk relative to
other types of lending
- the steps you take to reduce these risks, including, for
example,
limits on lending    to one borrower




Item 6 - Selected Financial Data

10. In future filings, please consider including the ratio of allowance for loan loss to non-performing loans in the selected financial data table.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Isa Farhat, Staff Accountant, at (202) 551-
3485
or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-
3418 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst

cc:	Alan W. Becker, Esq.
	Bose McKinney & Evans LLP
	135 North Pennsylvania Street, Suite 2700
	Indianapolis, Indiana 46204

??

??

??

??

Mainsource Financial Group, Inc.
Page 4